Filed pursuant to Rule 424(b)(7)
Registration No. 333-159378
CALCULATION OF REGISTRATION FEE

	Maximum	Amount of
Title of each class of securities	aggregate offering	registration
to be registered (1)	Price(2)(3)	fee (2)(4)
Ordinary Shares, par value $0.01 per share	$50,000,000	$2,790

(1)	These shares are represented by the Registrant’s American Depositary Shares, or ADSs, each of which represents one of our Ordinary Shares.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(3)	Pursuant to Rule 416 under the Securities Act, we are also registering an indeterminate number of Ordinary Shares that may be issued in connection with a share split, share dividend, recapitalization or other similar event or other anti-dilution provisions.

(4)	Calculated in accordance with Rule 457(r) and Rule 456(b) of the Securities Act of 1933, as amended and relates to the registration statement on Form F-3 (File No. 333-159378) filed by the Registrant.

Filed pursuant to Rule 424(b)(7)
Registration No. 333-159378
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 21, 2009)
2,777,777 American Depositary Shares
Suntech Power Holdings Co., Ltd.
Representing 2,777,777 Ordinary Shares

This prospectus relates to 2,777,777 American Depositary Shares, or ADSs, representing 2,777,777 ordinary shares, par value $0.01 per share, of Suntech Power Holdings Co., Ltd. that the International Finance Corporation, referred to in this prospectus as the “selling shareholder,” may offer and sell from time to time in amounts, at prices and on terms that will be determined at the time of the offering. We will not receive any proceeds from the offerings made pursuant to this prospectus.
Our ADSs are traded on the New York Stock Exchange under the symbol “STP.” On July 7, 2009, the closing sale price of our ADSs on the New York Stock Exchange was $15.69 per ADS.
You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in the ADSs.
Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should read the discussion of material risks of investing in our ADSs in “Risk factors” beginning on page S-3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 8, 2009.

Prospectus Supplement
Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is the prospectus supplement, which adds to and updates information contained in the accompanying prospectus. The second part, the prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.
Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where you can find additional information” and “Incorporation of documents by reference,” in this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We and the selling shareholder have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholder is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this prospectus, unless otherwise indicated or unless the context otherwise requires, references to the “ADSs” are references to our American depositary shares, each of which represents one of our ordinary shares, par value $0.01 per share. Accordingly, references to the “ADSs” refer to our ADSs, including our ordinary shares represented by the ADSs.

ii

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the ADSs we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement and the accompanying prospectus in its entirety, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus.
OVERVIEW
We are one of the leading solar energy companies in the world as measured by production output in 2008, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s third largest manufacturer of photovoltaic, or PV, cells in 2008, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.
We sell our products in various key solar energy markets worldwide including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany and the United States, and have also been actively establishing local sales offices in 2008 in markets we believe to have significant potential such as Australia, Japan and South Korea in the Asia Pacific, Italy and Switzerland in Europe, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities in the United States, the Asia Pacific and the Middle East. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.
We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 30 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.
We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.
As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line and from 540 MW as of December 31, 2007. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which was substantially completed by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions.
RECENT DEVELOPMENTS
In April 2009, we entered into a syndicate loan agreement to borrow up to $200.0 million, for a term of five years at a floating interest rate of six month LIBOR plus 350 basis points per annum, to be used for the expansion of our production facilities. We drew down $120.0 million of the loan at the end of April 2009.
In May 2009, we issued 23,000,000 ordinary shares represented by ADSs in an underwritten public offering. We received aggregate net proceeds of approximately $277 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
On June 30, 2009 we entered into a $50 million convertible debt financing arrangement with the International Finance Corporation, a member of the World Bank Group. The convertible debt has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the debt will be repayable in full 7 years after the date of drawdown. The conversion price of the loan is $18.00 per ADS.
On July 7, 2009, we announced that our Chief Operating Officer, Mr. Johnson Chiang resigned from his position effective July 3, 2009 for personal reasons. Mr. Guangchun Zhang, our Vice President of Manufacturing Technology and Quality, will take over management of all crystalline silicon PV manufacturing operations in China. Mr. Guangchun Zhang has over 15 years experience in the photovoltaic industry and previously worked at the Centre for Photovoltaic Engineering at the University of New South Wales in Australia and Pacific Solar Pty. Limited. Mr. Zhang received his bachelor degree and his master degree in 1982 and 1988, respectively, from the School of Electronic Engineering at Shandong Polytechnic University. Mr. Zhang joined Suntech as VP of Manufacturing Technology and Quality in November 2005. Dr. Zhengrong Shi, our Chairman and CEO, will temporarily oversee management of the Shanghai thin film plant, KSL Kuttler and BIPV manufacturing operations at Suntech Japan until a suitable replacement is found.
CORPORATE INFORMATION
Our principal executive offices are located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 8531 8982 and our fax number is (86) 510 8534 3049.

RISK FACTORS
Investing in our ADSs involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, you should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2008 before purchasing our ADSs. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our ADSs may decline, and you might lose part or all of your investment.
The market price of our ADSs may be volatile, which could cause the value of your investment to decline.
The market price of our ADSs has experienced, and may continue to experience, significant volatility. Between December 14, 2005 and July 2, 2009, the trading price of our ADSs on the New York Stock Exchange has ranged from a low of $5.09 per ADS to a high of $90.00 per ADS. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs. These risks include those described in this “Risk factors” section and in the documents incorporated herein by reference (as updated in our future SEC filings incorporated by reference in this prospectus supplement) as well as, among other things:
•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	future sales of equity or equity-related securities;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations in various countries we do business;

•	changes in the competitive landscape for our industry;

•	anticipated or pending litigation, investigations or proceedings that involve or affect us;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.
In addition, the stock market in recent years and particularly since mid-2008 has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Furthermore, holders of our ADSs may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your ADSs at or above the sale price.
We may issue additional ADSs, other equity, equity-linked or debt securities, which may materially and adversely affect the price of our ADSs. Hedging activities may depress the trading price of our ADSs.
We require a significant amount of cash to fund our operations and currently have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing debts, including the repurchase obligation under our 2012 convertible notes issued in February 2007, or for other reasons. The holders of the 2012 convertible notes have the right to require us to repurchase all or a portion of their notes on February 15, 2010 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of June 30, 2009, we had approximately $225.0 million principal amount of 2012 convertible notes outstanding. In May 2009, we issued 23,000,000 ordinary shares represented by ADSs in an underwritten public offering. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ADSs. We may engage in discussions with other potential investors regarding the issuance of additional equity, equity-

linked and debt securities, although we have no finalized plans in this regards and no assurance can be given that any such transaction will occur. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including those made pursuant to the underwriting agreement, may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Further, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs.
We believe that we may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
We believe that we may be a PFIC for our current taxable year for U.S. federal income tax purposes or we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.
If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs you receive are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
You may be subject to limitations on transfers of your ADSs.
The ADSs you receive are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities with the Securities and Exchange Commission. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
You may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of civil liabilities” in the accompanying prospectus.
We may be deemed a PRC resident enterprise under the enterprise income tax (“EIT”) Law and be subject to the PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the dividends we pay with respect to ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

If we are required under the EIT Law to withhold PRC income tax on dividends, if any, that we pay to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs or ordinary shares, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make certain comments and disclosures in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, that may be forward-looking in nature. Examples include statements related to our future outlook, anticipated capital expenditures, projected cash flows and borrowings, and sources of funding. We caution readers that forward-looking statements, including disclosures that use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “project,” “will” and similar words or statements are subject to certain risks, trends and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from the expectations expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions. These assumptions are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond our control. We disclaim any intent or obligation to update these forward-looking statements unless required by securities law, and we caution the reader not to rely on them unduly.
We have based any forward-looking statements we have made on our current expectations and assumptions about future events and circumstances that are subject to risks, uncertainties and contingencies that could cause results to differ materially from those discussed in the forward-looking statements, including, but not limited to:
•	our expectations regarding the worldwide demand for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies, including commercialization of Pluto and thin film technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations with respect to revenue growth, profitability and our production volumes;

•	our expectations with respect to our ability to re-negotiate the price and volume terms of our multi-year supply agreements in light of current market conditions;

•	our goal to continue to improve the conversion efficiency rates of our PV cells while reducing manufacturing costs;

•	our future business development, results of operations, cash flow and financial condition;

•	competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers;

•	future economic or capital market conditions;

•	foreign currency fluctuations; and

•	the availability and costs of credit and letters of credit that we require.
We are including this cautionary statement in this document to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf, of us. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the disclosures included in the documents incorporated by reference in this prospectus supplement and the risk factors described above in the section of this prospectus supplement entitled “Risk factors” and in the documents incorporated by reference in this prospectus supplement (as updated in our future SEC filings incorporated by reference in this prospectus supplement).

USE OF PROCEEDS
     All of the ADSs offered by this prospectus supplement are being sold by the selling shareholder. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder.
CAPITALIZATION
     The following table sets forth our capitalization as of March 31, 2009:

As of March 31,
2009
(in millions, except
for share data)
Long-term debt:
Long-term bank borrowings	$17.5
Convertible notes	686.3
Total long-term debt	703.8

Shareholders’ equity:
Ordinary shares, $0.01 par value; 500,000,000 shares authorized; 155,884,580 shares issued on an actual basis as of March 31, 2009	1.6
Additional paid-in capital	832.4
Retained earnings	332.9
Accumulated other comprehensive income	52.7

Total shareholders’ equity	1,219.6

Total capitalization	$1,923,3

     In April 2009, we entered into a syndicate loan agreement to borrow up to $200.0 million, for a term of five years at a floating interest rate of six month LIBOR plus 350 basis points per annum, to be used for the expansion of our production facilities. We drew down $120.0 million of the loan at the end of April 2009.
     In May 2009, we issued 23,000,000 ordinary shares represented by ADSs in an underwritten public offering. We received aggregate net proceeds of approximately $277 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
     On June 30, 2009 we entered into a $50 million convertible debt financing arrangement with the International Finance Corporation, a member of the World Bank Group. The convertible debt has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the debt will be repayable in full 7 years after the date of drawdown. The conversion price of the loan is $18.00 per ADS.
     Between January 1, 2009 and June 30, 2009, we repurchased $181.2 million aggregate principal amount of our 2012 convertible notes for a total consideration of $159.0 million in open market repurchases. We may from time to time seek to make additional repurchases of our 2012 convertible notes or our 2013 convertible notes. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors. As of June 30, 2009, we had approximately $225.0 million principal amount of 2012 convertible notes outstanding.

MARKET PRICE OF OUR AMERICAN DEPOSITARY SHARES
     Our ADSs, each representing one of our ordinary shares, has been traded publicly on the New York Stock Exchange under the symbol “STP” since December 14, 2005. The following table presents quarterly information on the price range of our ADSs. This information indicates the high and low market prices reported by the New York Stock Exchange.

	High	Low

Annual highs and lows
2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
2007	88.65	31.41
2008	90.00	5.36

Quarterly highs and lows
First Quarter 2007	$40.49	$31.61
Second Quarter 2007	39.58	31.41
Third Quarter 2007	44.94	31.76
Fourth Quarter 2007	88.65	37.52
First Quarter 2008	90.00	28.19
Second Quarter 2008	51.75	35.80
Third Quarter 2008	48.64	31.57
Fourth Quarter 2008	37.54	5.36
First Quarter 2009	14.18	5.09
Second Quarter 2009	20.19	11.23

Monthly highs and lows
November 2008	$21.43	5.36
December 2008	12.49	6.60
January 2009	14.18	8.06
February 2009	10.64	6.00
March 2009	12.70	5.09
April 2009	16.16	11.23
May 2009	19.31	12.35
June 2009	20.19	15.45
As of June 30, 2009, there were approximately 134 registered shareholders of our ADSs. On July 7, 2009, the closing sale price of our ADSs on the New York Stock Exchange was $15.69 per ADS.
DIVIDEND POLICY
     We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.
     Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in the accompanying prospectus. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

SELLING SHAREHOLDER
     The table below, which has been prepared based on information furnished to us by or on behalf of the selling shareholder, International Finance Corporation, sets forth the amount of ADSs that it beneficially owns and may offer pursuant to this prospectus supplement and accompanying prospectus. Other than as set forth below, to our knowledge, the International Finance Corporation does not have, and within the past three years has not had, any material relationship with us or any of our predecessors or affiliates.
     On June 30, 2009 we entered into a $50 million convertible debt financing arrangement with the International Finance Corporation, a member of the World Bank Group. The convertible debt has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the debt will be repayable in full 7 years after the date of drawdown. The International Finance Corporation has the right, at its option, to convert, in whole or in part, the principal amount of the convertible debt into our ADSs at any time prior to the maturity of the debt. The initial conversion price of the loan is $18.00 per ADS, subject to certain anti-dilution adjustments, including in the event of: share dividends and distributions, share splits, share combinations, certain distributions of rights or warrants, distributions of classes of share capital (other than ordinary shares) or other assets, including cash, financial indebtedness to us, or other property, and certain tender offers or exchange offers by us with respect to our ordinary shares or ADSs. The table below assumes that the International Finance Corporation will exercise its conversion right with respect to the entire $50 million debt at an initial conversion price of $18.00 per ADS.
     The following information is based upon information available to us concerning beneficial ownership of our ADSs on June 30, 2009:

	Number of ADSs			Number of ADSs
	Beneficially		Number	Beneficially
Name and Address of	Owned Prior to	Percent of	of ADSs	Owned After	Percent of
Selling Shareholder	Offering(1)	Class (%)	Offered	Offering (2)	Class (%)

International Finance Corporation 2121 Pennsylvania Avenue, NW Washington, D.C. 20433	2,777,777	1.5%	2,777,777	—	—

(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(2)	Assumes all 2,777,777 ADSs offered by the selling shareholder are sold.

PLAN OF DISTRIBUTION
     The ADSs offered by this prospectus supplement and the accompanying prospectus may be sold from time to time by the selling shareholder (or by its pledgees, donees, transferees or other successors in interest) directly, or alternatively, through broker-dealers acting as underwriters, dealers or agents. The ADSs may be sold on the New York Stock Exchange, in the over-the-counter market or otherwise, in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales may be made by one or more, or a combination, of the following methods:
•	a block trade in which the selling shareholder’s broker-dealer will attempt to sell the ADSs as agent, but may resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker-dealer may purchase the ADSs as a principal and then resell the ADSs for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	through the issuance of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.
     The selling shareholder may select broker-dealers to sell its ADSs. Broker-dealers that the selling shareholder engages may arrange for other broker-dealers to participate in selling the ADSs. The selling shareholder may give these broker-dealers commissions, discounts or other concessions in amounts to be negotiated at the time of sale. In connection with these sales and except as disclosed in the next paragraph, the participating broker-dealers, as well as the selling shareholder (and certain pledgees, donees, transferees and other successors in interest), may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) in connection with the sales of the ADSs. Accordingly, any commission, discount or other concession received by them and any profit on the resale of the ADSs received by them may be deemed to be “underwriting discounts or commissions” under the Securities Act.
     Any of the ADSs held by the selling shareholder that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus supplement and accompanying prospectus.
     We or the selling shareholder may have agreements with participating broker-dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the participating broker-dealers may be required to make.
     In connection with an offering, any participating broker-dealers may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the participating broker-dealers of a greater number of ADSs than they own or are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ADSs while an offering is in progress.
     The participating broker-dealers also may impose a penalty bid. This occurs when a particular broker-dealer repays to the others a portion of the underwriting discount or other concession received by it because the broker-dealers have repurchased ADSs sold by or for the account of that broker-dealer in stabilizing or short-covering transactions.
     These activities by the participating broker-dealers may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the participating broker-dealers at any time. These transactions may be effected on the NYSE or any other exchange or automated quotation system, if the ADSs are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.
     The participating broker-dealers may be customers of or lenders to, and may engage in transactions with and perform services for, us and our subsidiaries in the ordinary course of business.
     In connection with the convertible debt financing arrangement with the selling shareholder, we entered into a registration rights agreement pursuant to which we agreed to file with the Securities and Exchange Commission a shelf registration statement, of which this prospectus forms a part, that covers the resale of the ADSs (including the ordinary shares represented by the ADSs) by the selling shareholder. Under the registration rights agreement, we and the selling shareholder have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.
     We have agreed to pay certain expenses incidental to the registration, offering and sale of the ADSs (including ordinary shares represented by such ADSs) to the public.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.
     The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.
     Our web site address is http://www.suntech-power.com. We have included our website address only as an interactive textual reference and do not intend it to be an active link to our website. The information on our web site does not, and should not be deemed to, form a part of this prospectus supplement and the accompanying prospectus.
     This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC, as indicated below. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.
     We incorporate by reference the documents listed below:
•	Our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on May 8, 2009.

•	Our current report on Form 6-K, filed with the SEC on May 21, 2009.

•	All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering under this prospectus supplement.
     Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86) 510 8531 8982
Attention: Investor Relations

LEGAL MATTERS
     Certain legal matters as to the United States federal law will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. The validity of the ordinary shares represented by the ADSs offered by this prospectus supplement and accompanying prospectus and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder.
EXPERTS
     The financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2008, and the effectiveness of Suntech Power Holdings Co., Ltd.’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.
EXPENSES
     The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$2,790
Legal fees and expenses	15,000
Miscellaneous	15,000

Total	$32,790

PROSPECTUS

Suntech Power Holdings Co., Ltd.

ORDINARY SHARES
PREFERRED SHARES
DEBT SECURITIES
WARRANTS

We may offer and sell in any combination from time to time in one or more offerings ordinary shares, preferred shares, debt securities or warrants. The debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, depositary shares or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks.  See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

May 21, 2009

i

About this prospectus

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

➢	“Suntech,“we,” “us,” “our” and “our company” refer to Suntech Power Holding Co., Ltd., a company incorporated in the Cayman Islands, its predecessor entities and consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated;

➢	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

➢	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

➢	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

➢	“shares” and “ordinary shares” are to our ordinary shares, par value $0.01 per share; and

➢	“$”, “US$” and “U.S. dollars” are to the legal currency of the United States.

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares, preferred shares, debt securities and warrants from time to time and in one or more offerings. This prospectus only provides you with a summary description of our ordinary shares. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered (if other than ordinary shares and ADSs) and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Where you can find more information about us

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.suntech-power.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

➢	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on May 8, 2009.

➢	With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86) 510 8531 8982
Attention: Investor Relations

You should rely only on the information that we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Special note regarding forward-looking statements

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus, any accompanying prospectus supplement and any other document that we incorporate by reference herein and therein completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

Our company

We are one of the leading solar energy companies in the world as measured by production output in 2008, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s third largest manufacturer of photovoltaic, or PV, cells in 2008, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.

We sell our products in various key solar energy markets worldwide including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany and the United States, and have also been actively establishing local sales offices in 2008 in markets we believe to have significant potential such as Australia, Japan and South Korea in the Asia Pacific, Italy and Switzerland in Europe, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities in the United States, the Asia Pacific and the Middle East. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 30 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.

We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.

Our company

As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line and from 540 MW as of December 31, 2007. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which is scheduled for completion by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions.

Risk factors

Please see the factors set forth under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

Use of proceeds

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being an exempted Cayman Islands company, such as:

➢	political and economic stability;

➢	an effective judicial system;

➢	a favorable tax system;

➢	the absence of exchange control or currency restrictions; and

➢	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

➢	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

➢	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law, has advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. However, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given and would give a judgment based thereon, provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty or similar charge, is not inconsistent with a Cayman Islands’ judgment in respect of the same matter, and was not obtained in a manner, and is not a kind the enforcement of which is, contrary to the public policy of the Cayman Islands.

However, there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

➢	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

➢	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertained sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement

Enforceability of civil liabilities

proceedings as a debt in the courts of the Cayman Islands under common law. The civil liability provisions of United States federal and state securities law generally permit punitive damages against us. It is uncertain whether a judgment obtained from a United States court under the civil liability provisions of United States federal or state securities laws would be regarded by Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a United States or Cayman Islands court.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratio of earnings to fixed charge is computed by dividing earnings by fixed charges. For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and equity in income (loss) of investees and minority interests, plus fixed charges, amortization of capitalized interest and distributed income of equity investees and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

	Year ended December 31,
	2004	2005	2006	2007	2008

Ratio of earnings to fixed charges	19.5	5.3	18.6	8.5	2.4

Description of securities

We may issue from time to time, in one or more offerings, the following securities:

➢	ordinary shares, including ordinary shares represented by ADSs;

➢	preferred shares;

➢	debt securities; and

➢	warrants to purchase debt securities, ordinary shares, preferred shares or ADSs.

We will set forth in the applicable prospectus supplement a description of the preferred shares, debt securities and warrants, and, in certain cases, the ordinary shares (including ordinary shares represented by ADSs) that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

Description of share capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.01 each. As of December 31, 2008, there were 157,148,293 ordinary shares issued and outstanding, which included 1,267,761 ordinary shares issued in connection with and held for the purposes of the Company’s equity incentive plan.

In connection with entering into a supply agreement with one of our major suppliers of polysilicon and silicon wafers, on July 25, 2006, we granted this supplier a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share. The warrant is exercisable in five separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008, and each additional 20% annual increment becomes exercisable on January 1, 2009, 2010, 2011 and 2012, respectively. The warrant holder has five years to exercise the exercisable portion of the warrant.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

ORDINARY SHARES

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Description of share capital

Transfer of ordinary shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

➢	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

➢	the instrument of transfer is in respect of only one class of ordinary shares;

➢	the instrument of transfer is properly stamped, if required;

➢	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

➢	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.

Variations of rights of shares

All or any of the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a resolution passed by at least two-thirds of the holders of shares of that class present in person or by proxy at a general meeting of the holders of the shares of that class.

Description of share capital

Inspection of books and records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save that such holders shall be entitled to a copy of the memorandum and articles of association on payment of any applicable fee). However, we will provide our shareholders with annual audited financial statements.

Changes in capital

We may from time to time by ordinary resolutions:

➢	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

➢	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

➢	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

➢	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

➢	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Law (2007 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

➢	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

➢	an exempted company’s register of members is not open to inspection;

➢	an exempted company does not have to hold an annual general meeting;

➢	an exempted company may issue no par value, negotiable or bearer shares (subject to certain conditions);

➢	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

➢	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

➢	an exempted company may register as a limited duration company; and

➢	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational

Description of share capital

requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the NYSE Rules, in lieu of following home country practice after the closing of our initial public offering. The NYSE Rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our second amended and restated articles of association, which allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

➢	the statutory provisions as to the due majority vote have been met;

➢	the shareholders have been fairly represented at the meeting in question;

➢	the arrangement is such that a businessman would reasonably approve; and

Description of share capital

➢	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

➢	a company acts or proposes to act illegally or ultra vires;

➢	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

➢	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, liabilities, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover provisions in the second amended and restated memorandum and articles of association

Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Description of share capital

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call

Description of share capital

shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by

Description of share capital

the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a resolution passed by at least two-thirds of the holders of shares of that class present in person or by proxy at a general meeting of the holders of the shares of that class or unanimous written consent of the holders of the shares of that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Description of American depositary shares

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York Mellon (formerly known as The Bank of New York), as depositary, will execute and deliver ADRs. ADRs are American depositary receipts. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s corporate trust office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

We will not treat our ADS holders as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR attached thereto.

DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

➢	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency you may lose some or all of the value of the distribution.

➢	Shares. The depositary may and must (if we request in writing) distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only

Description of American depositary shares

distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

➢	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

➢	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT AND WITHDRAWAL

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Description of American depositary shares

VOTING RIGHTS

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to and we will notify the depositary no less than 30 days before the meeting date. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES

Persons depositing shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars	As necessary

Description of American depositary shares

Persons depositing shares or ADR holders must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Hong Kong market.

$.02 (or less) per ADS per calendar year (to the extent permitted by the exchange on which the ADSs may be listed for trading)	Depositary services

PAYMENT OF TAXES

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we:	Then:

Change the nominal or par value of our shares Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

AMENDMENT AND TERMINATION

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Description of American depositary shares

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, by notifying you at least 30 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

LIMITATIONS ON OBLIGATIONS AND LIABILITY

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

➢	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

➢	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

➢	are not liable if either of us exercises discretion permitted under the deposit agreement;

➢	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

➢	may rely upon the advice of or information from any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

In addition, the depositary is not liable for:

➢	the validity or worth of the deposited securities; and

➢	failing to carry out any instructions to vote any of the ADSs.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

➢	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

➢	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

Description of American depositary shares

➢	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks or we think that it is advisable to do so.

Your right to receive the shares underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

➢	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) of the deposit of shares in connection with voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

➢	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

➢	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

➢	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

➢	owns the shares or ADRs to be deposited,

➢	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

➢	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

➢	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

➢	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

➢	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Plan of distribution

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

➢	through agents;

➢	to dealers or underwriters for resale;

➢	directly to purchasers; or

➢	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

➢	at a fixed price or prices, which may be changed;

➢	at market prices prevailing at the time of sale;

➢	at prices related to prevailing market prices; or

➢	at negotiated prices.

SALE THROUGH UNDERWRITERS OR DEALERS

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commercially reasonable efforts to solicit purchases for the period of its appointment.

Plan of distribution

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

DELAYED DELIVERY CONTRACTS

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

MARKET MAKING, STABILIZATION AND OTHER TRANSACTIONS

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

DERIVATIVE TRANSACTIONS AND HEDGING

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

LOANS OF SECURITIES

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

Plan of distribution

GENERAL INFORMATION

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

Legal matters

Certain legal matters with respect to U.S. federal and New York State law will be passed upon for us by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares will be passed upon for us by Maples and Calder.

Experts

The financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F and the effectiveness of Suntech Power Holdings Co., Ltd.’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.